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								   EXHIBIT 11

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								   EXHIBIT 11

SEVENTH GENERATION, INC.

Calculation of Shares Used In Determining
Net Loss Per Common Share

 .                                            Year Ended December 31,
 .                                         1996                    1995
 .                                         ----                    ----
 .Weighted Average Shares Outstanding
 .       During the Period             2,428,791                2,428,791


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